SEC SECURITIES AND EXCHANGE COMMISSION
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DO 5/31/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-17567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/13 and ending 3/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Berghoff & Company, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
130 South Canal Street, Suite 817
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Paul H. Berghoff, Jr. (312) 648-5555
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DD 6/4/14

OATH OR AFFIRMATION

I, **Paul H. Berghoff, Jr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Berghoff & Company, Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERGHOFF & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

BERGHOFF & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Berghoff & Company, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Berghoff & Company, Inc. (the Company) as of March 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Berghoff & Company, Inc. as of March 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
May 12, 2014

1211 West 22nd Street, Suite 110 | Oak Brook, IL 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com

BERGHOFF & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2014

ASSETS

Cash and cash equivalents	$ 105,618
Receivable from broker/dealers	163,348
Office furniture, equipment and auto at cost, net of $182,188 accumulated depreciation	20,178
Leasehold improvements, at cost, net of $101,678 accumulated depreciation	33,925
Other assets	16,335
TOTAL ASSETS	$ 339,404

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 29,800
Total Liabilities	$ 29,800
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; authorized 10,000 shares, issued 1,000 shares; outstanding 393 shares	$ 1,000
Additional paid-in capital	68,673
Retained earnings	661,186
Less 607 shares of treasury stock, at cost	(421,255)
Total Shareholder's Equity	$ 309,604
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 339,404

The accompanying notes are an integral part of this financial statement.

BERGHOFF & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2014

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Berghoff & Company, Inc. (the "Company") was incorporated in the state of Delaware on March 15, 1973. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Depreciation - Depreciation of office furniture, equipment and auto is provided for using the straight line method over five and seven year periods. Leasehold improvements are being depreciated over a fifteen year period.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to funds included in receivable from broker/dealers on the statement of financial condition. These funds are included in a deposit held by the Company's Clearing Broker/dealer (See Note 3) and are invested in a security registered under the Investment Company Act of 1940. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet instruments. These financial instruments include mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities). TBA's and when-issued securities provide for the delayed delivery of the underlying instrument.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of these financial instruments, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer. The Company is required to deposit $100,000 in cash and/or government securities with the Clearing Broker/dealer to assure the Company's performance under the agreement.

NOTE 4 - RELATED PARTY TRANSACTIONS

The sole shareholder provides office space to the Company in two locations. Rent expense for these locations for the year ended March 31, 2014 was $24,661.

NOTE 5 - PREFERRED STOCK

The Company has 500 shares of $100 par value, nonvoting, convertible preferred stock authorized. None of these authorized shares are issued or outstanding at March 31, 2014.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company has established a profit sharing plan with provisions under IRS code section 401(k). Pursuant to the terms of the plan employees may contribute up to the maximum amount of their compensation allowed, within specified legal limits. In addition, the Company must match employee contributions up to 6% of the contributing employee's compensation and may make additional contributions on a discretionary basis. The plan covers all full-time employees. Employees become eligible to participate in the plan on their first day of employment. Company contributions to the plan for the year ended March 31, 2014 were $11,714.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2014, the Company's net capital and required net capital were $231,980 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 13%.

NOTE 8 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2010.

For income tax purposes, certain meals and entertainment are non-deductible. These amounts create differences between book and taxable income.

The Company has a net operating loss carryforward of approximately $14,000. No deferred tax asset has been recorded due to the probably of future utilization.

NOTE 9 - LEASE COMMITTMENTS

The Company has entered into an agreement expiring May 15, 2015 for communication services which requires the Company to make minimum monthly payments totaling $1,655. Minimum annual rentals under this agreement are as follows:

Year Ending March 31,	Amount
2015	$ 19,860
2016	3,310
	$ 23,170

The total expense for the year ended March 31, 2014 was $20,867.

NOTE 10 - OTHER

Approximately 82% of the Company's commission revenue was derived from transactions on behalf of five customers.